December 19, 2017

Donald Steinberg
Chief Executive Officer
Marijuana Company of America, Inc.
5256 S. Mission Road, 703 #314
Bonsall, CA 92003

       Re: Marijuana Co of America, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G Response Dated December 8, 2017
           File No. 000-27039

Dear Mr. Steinberg:

       We have reviewed your December 8, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 8, 2017 letter.

Amendment No. 4 to Registration Statement on Form 10-12G filed November 28,
2017

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 10

1. We note your response to prior comment 1. As previously requested, please file the amended "Funding Schedule included as Schedule 5" from the Bougainville joint venture agreement, dated November 6, 2017, as an exhibit, or tell us your basis for not filing this schedule as an exhibit.

2. Revise to provide the Schedule 6-Joint Venture Project Plan as an exhibit or tell us how you determined it was not required. If you believe and are able to support that it is not required as an exhibit, provide us with the Schedule 6 supplementally in your response.
 Donald Steinberg
FirstName Company of America, Inc.
Marijuana LastNameDonald Steinberg
Comapany19, 2017
December NameMarijuana Company of America, Inc.
June 16, 2017 Page 2
Page 2
FirstName LastName
3.       Given the significance of your investment, please tell us:
           the carrying amount of your investment accounted for by the equity method at March
            31, 2017, June 30, 2017, and September 30, 2017;
           how you considered the disclosures required byASC 323-10-50;
           how you considered whether you need to provide the separate financial statements of the joint venture under Regulation S-X, Rule 3-09, including your analysis of the significance tests; and
           what Bougainville contributed to the joint venture, and if it includes funding, provide a quantified schedule with timing.

4. Given that the funding commitments at given dates appear to be fixed and determinable, tell us how you determined not to account for the funding commitment as of the date signed as a liability rather than an off balance sheet commitment. Provide us with your analysis of the applicable accounting literature.

5. You disclose the following on page 10: "On March 16, 2017, the Company entered into a joint venture agreement with Bougainville Ventures, Inc., a Canadian corporation operating under the name BV-MCOA Management, LLC ("BV"), a Washington State
         Limited Liability Company. BV holds an assignable cannabis cultivation license and a lease for real property located in the State of Washington. The joint venture agreement with Bougainville Ventures, Inc., commits the Company to raise one million dollars in order to purchase the property that BV would cultivate and harvest upon. The Company will lease the property to the venture, thus acting solely as a landlord." Please disclose the following:
           Revise to clarify whether you will own the property or BV as the joint venture will own the property.
           Provide an update on the status of the purchase of the property. Clarify how the property is accounted for in your financial statements versus in the
             financial statement of the joint venture.

6. Based on the funding term dates provided in your response compared to the dates you paid those amounts it appears you were in technical default of the agreement. To the extent that you amend either of your Forms 10-Q for June 30, 2017 or September 30,
         2017 or your Form 10 to address any of the above comments, revise both the footnotes of the financial statements as well as the Liquidity section of your MD&A to clearly disclose the extent to which you were in default of the payment terms of the Bougainville joint venture agreement as of each balance sheet date presented. Further, confirm that you will clearly disclose any future defaults of this or other debt agreements in your future Exchange Act filings.
 Donald Steinberg
Marijuana Company of America, Inc.
December 19, 2017
Page 3

       You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

FirstName LastNameDonald Steinberg                         Division of
Corporation Finance
Comapany NameMarijuana Company of America, Inc.            Office of Healthcare
& Insurance
June 16, 2017 Page 3
cc: Tad Mailander
FirstName LastName